Exhibit 99.1

Mobile-health Network Solutions Revenue Rises Approximately 120% in the First Six Months of Fiscal 2024

SINGAPORE, May 20, 2024 — Mobile-health Network Solutions (Nasdaq: MNDR) (“MaNaDr” or “the Company”), a leading Asia-Pacific telehealth provider, today announced that for the first six months of fiscal 2024 ended December 31, 2023, the Company had revenue of approximately $6.6 million, approximately a 120% improvement on revenue of $3.0 million for the same period in fiscal 2023.

This increased revenue resulted primarily from approximately a 101% increase in telemedicine consults to 731,000 in the first half of fiscal 2024 compared with 363,000 in the first half of fiscal 2023. The Company’s six-month fiscal 2024 revenue also benefitted from certain increases in telemedicine consult fees compared to the same period in fiscal 2023.

The Company’s gross profit margin for the first six months of fiscal 2024 was approximately 18.2% compared with 12.7% for the first six months of fiscal 2023.

Net loss for the first half of fiscal 2024 was approximately $1.5 million, or $(0.06) per share, compared with a net loss of approximately $1.3 million, or $(0.04) per share, for the first half of fiscal 2023. The increased net loss was primarily the result of an increase of approximately $0.8 million in salaries and benefits resulting from the hiring of 20 additional staff members assigned to manage expanded operations and new software and business development. Secondarily, the increased net loss during the first half of fiscal 2024 resulted from the increased SG&A expenses of approximately $0.2 million primarily related to the IT & software expenses in line with an increase in revenue. These increases in expenses during the first half of fiscal 2024 were partially offset by the Company’s higher revenue and gross profit during this period.

Cash and cash equivalents at December 31, 2023, and June 30, 2023, was approximately $2.5 million and $2.2 million, respectively.

All of the above financial results and data are for the period prior to the Company’s initial public offering on April 10, 2024.

“These first-half fiscal 2024 results illustrate the sharp rise in revenue, mainly elicited by a doubling of our total telemedicine patient consults, compared to the prior fiscal year six-month period,” said co-CEO Dr. Siaw Tung Yeng, PBM, Senior Consultant Family Physician. “We also significantly increased other important metrics, including the number of physicians and specialists and the range of specialists and health professionals participating in our network.”

“Each of these improvements has continued into the second half of fiscal 2024 and is expected to boost our top and bottom line financial results for that period.”

“Since the Company’s IPO on Nasdaq last month, Mobile-health Network Solutions has announced a strategic partnership with a major online prescription provider in Indonesia, the opening of an exclusive retail pharmacy in Singapore, and the establishment of a subsidiary in Malaysia. These developments are also expected to significantly contribute to future growth,” added the co-CEO, Dr. Siaw.

“We see the demand for affordable, reliable, 24/7 telehealth services in Singapore and the APAC region rising steadily going forward. Mobile-health Network Solutions, we believe, is well positioned to benefit from this demand.”

About Mobile-health Network Solutions

Ranked #41 in the Financial Times 2024 listing of 500 High-growth Asia-Pacific Companies, Mobile-health Network Solutions is the first telehealth provider from the Asia-Pacific region to be listed in the US. Through its MaNaDr platform, the Company offers personalized and reliable medical attention to users worldwide. MNDR’s platform allows its community of healthcare providers to have a broader reach to users through virtual clinics without any start-up costs and the ability to connect to a global network of peer-to-peer support groups and partners. The Company’s range of seamless and hassle-free telehealth solutions includes teleconsultation services, prescription fulfilment and other personalized services such as weight management programs and gender-specific care. For more information, please visit https://investors.manadr.com/.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to execute our strategies, manage growth and maintain our corporate culture; the Company’s future business development, financial conditions and results of operations; expectations regarding demand for and market acceptance of our products and services; changes in technology; economic conditions; the growth of the telehealth solutions industry in Singapore and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in Singapore and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Mobile-health Network Solutions specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Mobile-health Network Solutions Investor Relations Contact:

2 Venture Drive, #07-06/07 Vision Exchange
Singapore 608526
(+65) 6222 5223
Email: investors@manadr.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com